FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Notice of AGM

 10 March 2026

Notice of Annual General Meeting

AstraZeneca PLC (the Company) announced today the publication of its Notice of Annual General Meeting 2026 and Shareholders' Circular (the Notice).

The Company's Annual General Meeting (AGM) will be digitally-enabled and will be held on Thursday 9 April 2026 at 14:30 (BST). Full details and joining instructions are set out in the Notice.

The Notice, proxy form and 2020 Performance Share Plan rules have been submitted to the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The Notice is also available on the Company's website at www.astrazeneca.com/noticeofmeeting2026.

The Notice is being despatched to shareholders today.

The business to be conducted at the AGM is summarised below:

1.  To receive the Company's Accounts, the Reports of the Directors and Auditor and the Strategic Report for the year ended 31 December 2025

2.   To confirm the 2025 interim dividends

3.   To appoint KPMG LLP as Auditor

4.   To authorise the Directors to agree the remuneration of the Auditor

5.   To re-elect Directors

6.  To approve the annual statement of the Chair of the Remuneration Committee and the Annual    Report on Remuneration for the year ended 31 December 2025

7.  To renew the authorisation to grant awards under the French Appendix 3 of the AstraZeneca   Performance Share Plan 2020

8.   To authorise limited political donations

9.   To authorise the Directors to allot shares

10. To authorise the Directors to disapply pre-emption rights

11. To authorise the Directors to further disapply pre-emption rights for acquisitions and specified capital investments

12. To authorise the Company to purchase its own shares

13. To reduce the notice period for general meetings

Holders of ordinary shares listed on the New York Stock Exchange entered in the register of members of the Company by 18:30 (BST) on 7 April 2026 (or their duly appointed proxies), or if this meeting is adjourned, in the register of members by 18:30 (UK time) two UK business days prior to any adjourned meeting, are entitled to participate and vote at the AGM in respect of the number of ordinary shares registered in their name at that time.

Holders of AstraZeneca PLC UK Depositary Interests (UK DIs) in the AstraZeneca PLC Corporate Sponsored Nominee facility (CSN Holders) entered in the Company's register of CSN Holders (the CSN Register) as at 18:00 (BST) on 1 April 2026 or, if the meeting is adjourned, at 18:00 (UK time) on the day which is four UK business days before the day of the adjourned meeting, shall be entitled to provide voting instructions to Computershare Investor Services Plc (in accordance with the notes set out in the Notice) in respect of the number of UK DIs that such holders are beneficially entitled to at that time.

Registered holders of UK DIs other than UK DIs held via the AstraZeneca PLC Corporate Sponsored Nominee facility (UK DI Holders) entered in the Company's register of UK DI Holders (the DI Register) as at 18:00 (BST) on 1 April 2026 or, if the meeting is adjourned, at 18:00 (UK time) on the day which is four UK business days before the day of the adjourned meeting, shall be entitled to provide voting instructions to Computershare Investor Services Plc (in accordance with the notes set out in the Notice) in respect of the number of UK DIs registered in their name at that time.

The Record Date applied to the Euroclear Sweden system for this AGM is close of business on 27 March 2026. Holders of ordinary shares listed on Nasdaq Stockholm at the Record Date are entitled to vote and participate in the AGM in respect of the number of shares held at the Record Date.

Changes to the entries in the: (i) register of members of the Company; (ii) CSN Register; (iii) DI Register; or (iv) records held in the Euroclear Sweden system, after the respective record dates and times set out above, shall be disregarded in determining the rights of any person to participate or vote at the AGM.

Holders of ordinary shares or UK DIs through a nominee account, broker or bank should refer to the information provided by their account provider (as well as the notes set out in the Notice) for the relevant voting deadlines that apply to them.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 10 March 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary